Exhibit 99.1

ProQR Receives CTA Authorization for AX-0810 and Announces Virtual Investor and Analyst Event on November 3, 2025

LEIDEN, Netherlands & CAMBRIDGE, Mass., October 20, 2025 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today announced that following review under the new European Medicines Agency (EMA) centralized review process, the Central Committee on Research Involving Human Subjects (CCMO) has authorized ProQR’s Clinical Trial Application (CTA) for a Phase 1 study of AX-0810 in healthy volunteers. AX-0810 is the Company’s lead investigational editing oligonucleotide (EON) targeting NTCP, which is being developed for the treatment of cholestatic diseases like primary sclerosing cholangitis and biliary atresia.

With this CTA approval, ProQR is authorized to begin dosing in its Phase 1 study, which is being conducted in the Netherlands. The Phase 1 study will evaluate safety, tolerability, pharmacokinetics (PK), and pharmacodynamics (PD) via biomarkers to establish proof of target engagement.

In connection with this milestone, ProQR will host a virtual Investor and Analyst Event entitled:

“Entering the Clinic with AX-0810: Establishing Safety, PK, and the Biomarker Roadmap for Proof of Target Engagement”

The event will take place on November 3, 2025 beginning at 10 am ET and will feature presentations by ProQR Management and Key Opinion Leader Professor Henkjan J. Verkade, MD, PhD, a pediatric gastro/hepatologist at the Beatrix Children’s Hospital of the University Medical Center Groningen.

Event Details and Registration

•	Title: Entering the Clinic with AX-0810: Establishing Safety, PK, and the Biomarker Roadmap for Proof of Target Engagement
•	Date & Time: November 3, 2025 beginning at 10 am ET until approximately 11:30 am ET
•	Virtual format: Webcast presentations and Q&A with covering analysts and Management
•	Registration: https://lifescievents.com/event/agp29t7j/

KOL Biography – Prof. dr. Henkjan J. Verkade, MD, PhD

Professor Henkjan J. Verkade, MD, PhD is a pediatric gastro/hepatologist at the Beatrix Children’s Hospital of the University Medical Center Groningen, The Netherlands. He received his PhD degree in Medicine cum laude at the University of Groningen on the thesis entitled “Lipid absorption and metabolism”. He was a post-doctoral fellow at the University of Alberta, Edmonton, Canada. In 2005 he was appointed Professor of Pediatrics, pediatric gastroenterology/hepatology, at the University Medical Center Groningen.

Professor Verkade combines clinical work in pediatric gastro/hepatology with clinical and fundamental research projects. His main research interests include intestinal lipid absorption and hepatic lipid metabolism; bile acid transport, metabolism, and signaling in health and pediatric liver disease; mechanisms and treatment of pediatric cholestatic liver diseases; development of biomarkers and novel therapies for rare inherited liver disorders. He has authored more than 300 peer-reviewed publications and more than 15 book chapters. Since 2019, he is associate editor of the Journal of Pediatric Gastroenterology and Nutrition.

About AX-0810

AX-0810 is a first-in-class investigational RNA editing oligonucleotide (EON) that harnesses the body’s endogenous ADAR enzymes to selectively modulate NTCP function. Through this novel mechanism, AX-0810 aims to reduce toxic bile acid accumulation in the liver and improve outcomes in cholestatic diseases, which are characterized by inflammation, fibrosis, and progressive liver failure. By targeting a key pathogenic process that drives disease progression, AX-0810 has the potential to be disease-modifying. AX-0810 is the first program from ProQR’s Axiomer™ RNA editing pipeline to enter clinical development and is being evaluated in a Phase 1 trial in healthy volunteers focused on safety, pharmacokinetics, and biomarkers of target engagement to inform future studies in patients.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, preclinical and clinical model data; our initial pipeline targets and the upcoming strategic priorities and milestones related thereto; the continued advancement of our lead development pipeline programs, including approved, ongoing and planned clinical trials; expectations regarding the planned Phase 1 clinical study of AX-0810 in NTCP for cholestatic diseases, including the planned trial design, implementation and initiation in the Netherlands, and our ability to recruit for and complete a Phase 1 clinical trial for AX-0810 in healthy volunteers; expectations regarding the safety and therapeutic benefits of AX-0810, including the planned dosing levels and their efficacy; the anticipated timing of initial Phase 1 clinical data for our lead program, AX-0810, in Q4 2025, and clinical updates across multiple programs in 2025; the continued development and advancement of our Axiomer™ platform; the therapeutic potential of our Axiomer RNA editing oligonucleotides and product candidates; the timing, progress and results of our preclinical studies and other development activities, including the release of data related thereto; our patent estate, including our anticipated strength and our continued investment in it; and the potential of our technologies and product candidates. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market, economic sanctions[, U.S. government shutdown] and international tariffs; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical events and conflicts, high inflation, rising interest rates, tariffs and potential for significant changes in U.S. policies and regulatory environment. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Investor contact:
Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com